WITHDRAWAL REQUEST

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

October 17, 2024

Re: SOBR Safe, Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-282073

CIK No.: 1425627

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), SOBR Safe, Inc., a Delaware Corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-282073 initially filed on September 12, 2024, together with all exhibits and amendments thereto, (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any comments or questions regarding this matter, please contact our counsel at Lucosky Brookman LLP, Soyoung Lee, at (917) 445-1199.

Thank you for your assistance in this matter.

Sincerely, SOBR Safe, Inc.

/s/ David Gandini
David Gandini
Chief Executive Officer